October 23, 2014

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Robert F. Telewicz, Jr., Senior Staff Accountant

Re: NorthStar Realty Finance Corp.
Form 10-K for Fiscal Year Ended December 31, 2013

Dear Mr. Telewicz:
Set forth below is the response of NorthStar Realty Finance Corp. (together with its subsidiaries, the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated October 21, 2014 (the “Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (the “Form 10-K”) filed on February 28, 2014.
For convenience of reference, the Staff comment contained in the Letter is reprinted below in italics, numbered to correspond with the paragraph number assigned in the Letter and is followed by the corresponding response of the Company. Capitalized terms used herein and not defined herein have the meaning set forth in the Company’s Exchange Act periodic filings.

Form 10-K for fiscal year ended December 31, 2013
Financial Statements

Notes to Consolidated Financial Statements
Note 3. Variable Interest entities, page 132
Comment No. 1
We have considered your response to our prior comment. Please address the following related to your deconsolidated CDOs:

•	Please confirm for us that NorthStar Realty Finance continues to collect 90% and 77% of the senior and subordinate fee, respectively.

•
Please explain to us in greater detail how the subordinate fee is calculated. To the extent the subordinate fee is contingent on some benchmark or event, please tell us the CDOs history of incurring and paying that fee.

•
Please tell us the business reason why the third party collateral manager would be willing to accept the rights and obligations of the collateral manager in exchange for a relatively small percentage of the senior and subordinate fee.

•	Please explain to us in greater detail how you considered the clean up call right in arriving at the conclusion that you are no longer the primary beneficiary of the CDOs.

•
We note the disclosure in your form 10-Q for the period ended June 30, 2014 that you retained certain administrative rights subsequent to the delegation agreement. Please provide us with a summary of the rights and obligations retained by NorthStar Realty Finance and explain to us how you determined the third party collateral manager has the power over the activities that most significantly impact the economic performance of the VIE in spite of the rights held by NorthStar Realty Finance.

•
Please tell us whether the decisions of the third party collateral manager are subject to approval by NorthStar Realty Finance or whether NorthStar Realty Finance has any veto authority over the decisions of the third party collateral manager.

•	Please tell us whether the third party collateral manager holds any additional interest in the CDOs.

•	Please tell us how the senior and subordinate fees compare, individually and in the aggregate, to the anticipated economic performance of the CDOs.

Response to Comment No. 1
The Company advises the Staff that it supplemented its response related to the deconsolidated loan CDOs below, with the updated response organized based on each bullet point of the Staff’s comment.

Bullet No. 1

The Company confirms that it continues to collect 90% and 77% of the senior and subordinate fee, respectively, and the third party collateral manager receives the remainder.

Bullet No. 2

The subordinate fee is calculated as a percentage of the average principal balance of the underlying collateral during the respective period.   The subordinate fee is only paid to the extent the CDO is passing the most stringent coverage tests but is not dependent upon the bondholders receiving a certain benchmark return.

The Company advises the Staff that the N-Star CDOs and CapLease CDO have consistently paid the fees and the CSE CDO has paid the fees since shortly after acquisition of such CDO in 2010.

Bullet No. 3

            The third party collateral manager is a sophisticated real estate investor who has invested in real estate and real estate-related assets and has managed three commercial real estate CDOs. Managing these assets provides the third party collateral manager with information and visibility into the commercial real estate market.

In order to understand the business rationale for the third party collateral manager, it is important to understand the lifecycle of a CDO. The life of a typical CDO is approximately seven to ten years. During the first five years of a CDO, the collateral manager has the ability to invest in additional and/or replacement collateral. Subsequent to the reinvestment period, the third party collateral manager’s role does not involve investment decisions but continues to be very meaningful. Substantive rights of the third party collateral manager include the ability to name an asset as defaulted or credit risk, sell certain distressed assets and make amendments to loan agreements. During the entire life of a CDO, the underlying assets must meet certain coverage tests. Failure to meet the tests means cash flow would no longer be paid to the subordinate fee and equity holder. As a result, the impact of the substantive types of decisions described above post reinvestment period could have a more meaningful impact, potentially adverse, to the economic performance of the CDO because there is limited ability to cure a coverage test failure.

The third party collateral manager understands the level of work required in managing a CDO past its reinvestment period. The terms were highly negotiated and agreed to between two independent parties, and as such, the fees are fair and reasonable compensation commensurate with the duties of the third party collateral manager. Further, the third party collateral manager understands the impact that its performance could have on the CDO and ultimately the amount of subordinate fees it would earn. The subordinate fee represents a higher portion of the third party collateral manager’s fees (approximately 80%) in order to incentivize them to perform. The result is variability in the amount of fees the third party collateral manager will earn based on its performance. To the extent the third party manager makes a decision that would cause the failure of the coverage test, there will be no cash paid for the subordinate fee. Furthermore, any such decision by the third party collateral manager is not subject to a veto by the Company.

The Company advises the Staff that the senior fee is payable for the administrative aspects of collateral management which is the reason why the third party collateral manager receives a smaller percentage of such fee. With respect to the subordinate fee, while the amount that the third party collateral manager is entitled to may be viewed as a small percentage, the fee is meaningful in terms of total dollars.

Bullet No. 4

The Company clarifies in its response that it has the right to terminate the delegation agreement when the aggregate outstanding loan balance represents 10% or less of the aggregate of the outstanding original loan balance, which is referred to as a clean up call. This clean up call is put into place because of the burdensome costs of managing the loans in relation to the benefits when the remaining assets fall to a small portion of the original level. The guidance regarding clean up calls is addressed in ASC 860-10-40 where it states that a clean up call does not preclude a transferor from recognizing a sale upon the transfer of financial assets.

The Company advises the Staff that prior to a clean up call, the third party collateral manager has the power over the activities that most significantly impact the economic performance such as the ability to name an asset as defaulted or credit risk, sell certain distressed assets and make amendments to loan agreements. At the time of a potential exercise of the clean up call, the amount of collateral is insignificant and therefore, the role of the third party collateral manager is limited and the activities over the remaining life would not impact the economic performance of the CDO unlike the activities prior to the time of a potential exercise.

Furthermore, this clean up call is not a current right over decisions that are expected to occur and are necessary for the CDO to carry out its purpose because the Company would need to exercise such right. An exercise of the clean up call would be considered a reconsideration event at that time and the Company will evaluate who is the primary beneficiary.

Bullet No. 5

The third party collateral manager has been delegated all of the rights and duties of the collateral manager, except for certain administrative functions and duties.  As a result, the third party collateral manager has been delegated all decision making authority, which are the activities that most significantly impact the economic performance of the CDOs. As previously noted in the response to bullet No. 4, such activities of the collateral manager in the post reinvestment period of the CDOs include the ability to name an asset as defaulted or credit risk, sell certain distressed assets and make amendments to loan agreements. The third party collateral manager has the ability to take actions which are adverse to the Company as the equity holder such as the designation of an asset as a defaulted asset or the sale of a defaulted asset at a price less than par can reduce the value of the underlying collateral, and therefore, negatively affect the coverage test. This illustrates that the third party collateral manager has the power over the decisions that most significantly impact the economic performance of the CDOs despite the administrative rights held by the Company, as described below.

The other duties of the collateral manager which were retained by the Company are administrative in nature, such as reconciling cash and overseeing reporting including reviewing with the trustee the coverage tests. As these duties are only administrative in nature, these duties do not preclude the third party collateral manager from exercising the power over the activities that most significantly impact the economic performance of the CDO.

Bullet No. 6

The decisions of the third party collateral manager are not subject to the approval of the Company and the Company does not have veto authority over the decisions of the third party collateral manager.

Bullet No. 7

             The Company does not believe that the third party collateral manager holds any additional interest in the CDOs and holding an interest is not required.

Bullet No. 8

The Company advises the Staff that as previously noted in the response to bullet No. 3, the fee is meaningful in terms of total dollars. The Company further advises the Staff that the projected senior and subordinate fee for 2014 is $4.0 million and $6.2 million, respectively, of which the third party collateral manager is entitled to $0.4 million and $1.4 million, respectively.

However, the Company does not believe that meeting the condition in ASC 810-10-55-37(e), the total amount of anticipated fees are insignificant relative to the total amount of the VIE’s anticipated economic performance, is applicable to the conclusion reached that the fees paid to the third party collateral manager represent a variable interest. All six criteria listed in ASC 810-10-55-37 have to be met for the fees paid to the third party collateral manager to not be deemed a variable interest. As noted in the Company's previous response dated October 14, 2014, the Company determined that substantially all of the fees payable to the third party collateral manager are not at or above the same level of seniority as other operating liabilities of the VIE that arise in the ordinary course of the VIE’s activities, and therefore, the condition in ASC 810-10-55-37(b) was not met. The subordinate fees represent a higher portion of the third party collateral manager’s fees (approximately 80%) and are meaningful in total dollars. Therefore, the Company concluded that such fees paid to the third party collateral manager represented a variable interest in the deconsolidated loan CDOs and that the third party collateral manager was functioning as a principal rather than as an agent.

In summary, the Company advises the Staff that since the fees paid to the third party manager represented a variable interest in the CDO and the CDOs continued to be VIEs, the Company then determined that the delegation of the Company’s collateral management power in the CDOs to the third party collateral manager was a VIE and primary beneficiary reconsideration event which resulted in the Company no longer having the power over the activities that most significantly impact the economic performance of the VIE. Therefore, the Company is no longer the primary beneficiary of the CDO, and accordingly, the Company no longer consolidates the CDOs.

* * *
If you should have any questions concerning these responses, please contact the undersigned at (212) 547-2605 or Matt Brandwein, Chief Accounting Officer at (212) 547-2675.

Sincerely,

By:	/s/ DEBRA A. HESS
Debra A. Hess
Chief Financial Officer

cc: Peter McPhun, Staff Accountant, Securities and Exchange Commission
Albert Tylis, NorthStar Realty Finance Corp.
Ronald Lieberman, NorthStar Realty Finance Corp.
Frank Raffaele, Grant Thornton LLP